SHARE PURCHASE AGREEMENT

BY AND AMONG

INNOVATIVE SOFTWARE TECHNOLOGIES, INC.,

XALLES LIMITED,

AND

MERIDIAN BAY LIMITED

DATED

OCTOBER 1, 2007

TABLE OF CONTENTS

1.	PURCHASE AND SALE OF SHARES		1

2.	PURCHASE PRICE - PAYMENT		1
	2.1	Purchase Price	1
	2.2	Payment of Purchase Price	1

3.	JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLER		1
	3.1	Corporate	2
	3.2	Sellers	3
	3.3	No Violation	3
	3.4	Financial Statements	4
	3.5	Tax Matters	4
	3.6	Accounts Receivable	5
	3.7	Inventory	6
	3.8	Absence of Certain Changes	6
	3.9	Absence of Undisclosed Liabilities	7
	3.10	No Litigation	7
	3.11	Compliance With Laws and Orders	8
	3.12	Title to and Condition of Properties	9
	3.13	Insurance	11
	3.14	Contracts and Commitments	11
	3.15	Industrial Matters	13
	3.16	Employees Benefit Plans	13
	3.17	Employment Compensation	13
	3.18	Trade Rights	13
	3.19	Major Customers and Suppliers	14
	3.20	Product Warranty and Product Liability	15
	3.21	Bank Accounts	15
	3.22	Affiliates’ Relationships to Company	16
	3.23	Assets Necessary to Business	16
	3.24	No Brokers or Finders	16
	3.25	Disclosure	16
	3.26	Investment Intent	16

4.	REPRESENTATIONS AND WARRANTIES OF BUYER		16
	4.1	Corporate	17
	4.2	Authority	17
	4.3	No Brokers or Finders	17
	4.4	Disclosure	17
	4.5	Investment Intent	17

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5.	COVENANTS		18
	5.1	Noncompetition Agreement	18
	5.2	Noncompetition; Confidentiality	18
	5.3	General Releases	19
	5.4	Access to Information and Records	19
	5.5	Conduct of Business Pending the Closing	20
	5.6	Consents	21
	5.7	Other Action	21
	5.8	Disclosure Schedule	21

6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS		21
	6.1	Representations and Warranties True of the Closing Date	21
	6.2	Compliance With Agreement	22
	6.3	Absence of Litigation	22
	6.4	Consents and Approvals	22
	6.5	Due Diligence	22
	6.6	Shareholder Approval	22

7.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS		22
	7.1	Representations and Warranties True on the Closing Date	22
	7.2	Compliance With Agreement	22
	7.3	Absence of Litigation	23
	7.4	Redomicile of Buyer	23

8.	INDEMNIFICATION		23
	8.1	By Seller	23
	8.2	By Buyer	23
	8.3	Indemnification of Third-Party Claims	23
	8.4	Payment	24

9.	CLOSING		25
	9.1	Documents to be Delivered by Company and Seller	25
	9.2	Documents to be Delivered by Buyer	26

10.	TERMINATION		27
	10.1	Right of Termination Without Breach	27
	10.2	Termination for Breach	27

11.	RESOLUTION OF DISPUTES		28
	11.1	Jurisdiction	28
	11.2	Confidentiality	28
	11.3	Continued Performance	28
	11.4	Tolling	28
	11.5	Escrow Agent Unnecessary	28

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12.	MISCELLANEOUS		28
	12.1	Disclosure Schedule	28
	12.2	Further Assurance	29
	12.3	Disclosures and Announcements	29
	12.4	Assignment; Parties in Interest	29
	12.5	Law Governing Agreement	29
	12.6	Amendment and Modification	29
	12.7	Notice	30
	12.8	Expenses	31
	12.9	Entire Agreement	32
	12.10	Counterparts	32
	12.11	Headings	32
	12.12	Glossary of Terms	32

13.	SIGNATURES		34

14.	PAYMENT OF PURCHASE PRICE		35
	14.1	PAYMENT SCHEDULE	35
	14.2	MAKEUP PROVISIONS	35
	14.3	DEFINITIONS	36
	14.4	TIMING	36

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Disclosure Schedule

Schedule 3.1.(c)	-	Foreign Corporation Qualification
Schedule 3.1.(d)	-	Subsidiaries
Schedule 3.1.(d)	-	Officers and Directors
Schedule 3.1.(f)	-	Seller List
Schedule 3.3	-	Violation, Conflict, Default
Schedule 3.4	-	Financial Statements
Schedule 3.5.(b)	-	Tax Returns (Exceptions to Representations)
Schedule 3.5.(c)	-	Tax Audits
Schedule 3.5.(d)	-	Consolidated Tax Returns
Schedule 3.5.(e)	-	Tax, Other
Schedule 3.6	-	Accounts Receivable (Aged Schedule)
Schedule 3.7	-	Inventory Off Premises
Schedule 3.8	-	Certain Changes
Schedule 3.9	-	Off-Balance Sheet Liabilities
Schedule 3.10	-	Litigation Matters
Schedule 3.11.(a)	-	Non-Compliance with Laws
Schedule 3.11.(a)(iii)	-	Licenses and Permits
Schedule 3.11.(c)	-	Environmental Matters (Exceptions to Representations)
Schedule 3.12	-	Liens
Schedule 3.12.(c)	-	Owned Real Property
Schedule 3.13	-	Insurance
Schedule 3.14.(a)	-	Real Property Leases
Schedule 3.14.(b)	-	Personal Property Leases
Schedule 3.14.(f)	-	Collective Bargaining Agreements
Schedule 3.14.(g)	-	Loan Agreements, etc.
Schedule 3.14.(h)	-	Guarantees
Schedule 3.14.(k)	-	Material Contracts
Schedule 3.15	-	Employment Matters
Schedule 3.17	-	Employment Compensation
Schedule 3.18	-	Trade Rights
Schedule 3.19.(a)	-	Major Customers
Schedule 3.19.(b)	-	Major Suppliers
Schedule 3.19.(c)	-	Dealers and Distributors
Schedule 3.20	-	Product Warranty, Warranty Expense and Liability Claims
Schedule 3.21	-	Bank Accounts
Schedule 3.22.(a)	-	Contracts with Affiliates
Schedule 3.22.(c)	-	Obligations of and to Affiliates

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SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT (this “Agreement”) dated October 1, 2007, BETWEEN Innovative Software Technologies, Inc., a California corporation (“Buyer”, which expression shall include its successors and permitted assigns) of the first part, Xalles Limited, a company incorporated under the laws of Ireland and having its registered office at 3rd Floor, Ulysses House, Foley Street, Dublin 1, Ireland with registration number 358935 (“Company”, which expression shall include its successors and permitted assigns) of the second part, and Meridian Bay Limited, a Hong Kong corporation (“Seller”, which expression shall include its successors and permitted assigns) of the third part.

RECITALS

A. Company is engaged in consulting (the “Business”). Seller owns all of the issued share capital of Company (the “Ordinary Shares”).

B. Buyer desires to purchase the Ordinary Shares from Seller and Seller desires to sell the Ordinary Shares to Buyer, upon the terms and conditions herein set forth.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows.

1.	PURCHASE AND SALE OF SHARES

Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined) Seller shall sell to Buyer and Buyer shall purchase from Seller all the Ordinary Shares.

2.	PURCHASE PRICE - PAYMENT

2.1	Purchase Price.

The purchase price (the “Purchase Price”) payable for the Ordinary Shares shall be up to Sixty million (60,000,000) shares of common stock of Buyer (“Buyer Shares”). Buyer Shares shall not be registered and shall carry the usual restrictive legend.

2.2	Payment of Purchase Price.

The Purchase Price shall be paid in accordance with Exhibit A.

3.	JOINT AND SEVERAL REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLER

Company and Seller, jointly and severally, make the following representations and warranties to Buyer, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by Buyer, or any knowledge of Buyer other than as specifically disclosed in the Disclosure Schedule delivered to Buyer at the time of the execution of this Agreement, and shall survive the Closing of the transactions provided for herein.

3.1	Corporate.

3.1.(a) Organization. Company is a company duly organized, validly existing and in good standing under the laws of the Republic of Ireland.

3.1.(b) Corporate Power. Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as and where such is now being conducted.

3.1.(c) Qualification. Company is duly licensed or qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary. The states in which Company is licensed or qualified to do business are listed in Schedule 3.1.(c).

3.1.(d) Subsidiaries.

Company does not own any interest in any corporation, partnership or other entity.

3.1.(e) Corporate Documents, etc. The copies of the Memorandum and Articles of Association of the Company, including any amendments thereto, which have been delivered by Seller to Buyer are true, correct and complete copies of such instruments as presently in effect. The statutory books and share register of the Company which have been furnished to Buyer for inspection are true, correct and complete and accurately reflect all material corporate action taken by the Company. The directors and officers of the Company are listed in Schedule 3.1.(e).

3.1.(f) Capitalization of the Company. The authorized share capital of the Company consists entirely of 100,000 Ordinary Shares of €1.00 each. No such Ordinary Shares are issued or outstanding except for one (1) Ordinary Share of the Company which is owned legally and beneficially by the Seller in the respective numbers set forth in Schedule 3.1.(f). The said Ordinary Share of the Company is validly issued, fully paid and non-assessable. There are no (a) securities convertible into or exchangeable for any of the Company’s capital or other securities, (b) options, warrants or other rights to purchase or subscribe to capital or other securities of the Company or securities which are convertible into or exchangeable for capital or other securities of the Company, or (c) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance, sale or transfer of any capital or other equity securities of the Company, any such convertible or exchangeable securities or any such options, warrants or other rights.

3.2	Sellers.

3.2.(a) Power. Seller has full power, legal right and authority to enter into, execute and deliver this Agreement and the other agreements, instruments and documents contemplated hereby (such other documents sometimes referred to herein as “Ancillary Instruments”), and to carry out the transactions contemplated hereby.

3.2.(b) Authorization. The execution and delivery of this Agreement and the Ancillary Instruments, and full performance thereunder, have been duly authorized by the respective boards of directors and the shareholders of Seller which is a corporation, and no other or further corporate act on the part of any such shareholders is necessary therefor.

3.2.(c) Validity. This Agreement has been duly and validly executed and delivered by each Seller and is, and when executed and delivered each Ancillary Instrument will be, the legal, valid and binding obligation of such Seller, enforceable in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and by general equitable principles.

3.2.(d) Title. Each Seller has, and at Closing Buyer will receive, good and marketable title to the Ordinary Shares to be sold by such Seller hereunder, free and clear of all Liens (as defined in Section 3.12) including, without limitation, voting trusts or agreements, proxies, marital or community property interests.

3.3	No Violation.

Except as set forth on Schedule 3.3, neither the execution and delivery of this Agreement or the Ancillary Instruments nor the consummation by Company and Seller of the transactions contemplated hereby and thereby (a) will violate any statute, law, ordinance, rule or regulation (collectively, “Laws”) or any order, writ, injunction, judgment, plan or decree (collectively, “Orders”) of any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, national, municipal, foreign or other (collectively, “Government Entities”), (b) except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and/or the Competition Act, 2002, will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity (including, without limitation, under any “plant-closing” or similar law), or (c) subject to obtaining the consents referred to in Schedule 3.3, will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the assets of Company (or the Ordinary Shares) under, any term or provision of the Memorandum and Articles of Association of the Company or of any contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Company or Seller is a party or by which Company or Seller or any of its or their assets or properties may be bound or affected.

3.4	Financial Statements.

Included as Schedule 0 are true and complete copies of the financial statements of Company consisting of the unaudited balance sheets of the Company as of December 31, 2005 and 2006, and as of August 31, 2007, (the “Recent Balance Sheet”) and the related statements of income for the periods ended December 31, 2006 and August 31, 2007. All of such financial statements (including all notes and schedules contained therein or annexed thereto) are true, complete and accurate, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, for the absence of footnote disclosure) applied on a consistent basis, have been prepared in accordance with the books and records of Company, and fairly present, in accordance with generally accepted accounting principles, the assets, liabilities and financial position and the results of operations of the Company as of the dates and for the years and periods indicated.

3.5	Tax Matters.

3.5.(a) Provision For Taxes. The provision made for taxes on the Recent Balance Sheet is sufficient for the payment of all national, foreign, local and other income, VAT, excise, profits, franchise, occupation, property, payroll, sales, use, gross receipts and other taxes (and any interest and penalties) and assessments, whether or not disputed, (collectively, "Taxes") at the date of the Recent Balance Sheet and for all years and periods prior thereto. Since the date of the Recent Balance Sheet, Company has not incurred any taxes other than taxes incurred in the ordinary course of business consistent in type and amount with past practices of Company.

3.5.(b) Tax Returns Filed. Except as set forth on Schedule 3.5.(b), all notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments and registrations and any other necessary information submitted by the Company to the Irish Revenue Commissioners and any other governmental or other authority whatsoever competent to impose Taxes on Company ("Taxation Authority") for the purposes of Taxes have been made on a proper basis, were submitted within applicable time limits, were accurate and complete when submitted and remain accurate and complete in all material respects. None of the above is, or is likely to be, the subject of any material dispute with any Taxation Authority. All Taxes for which the Company has been liable to account have been duly paid (insofar as such Taxes ought to have been paid). True and complete copies of all tax returns or reports filed by Company for each of its two most recent fiscal years have been delivered to Buyer. Company has duly withheld and paid all taxes which it is required to withhold and pay relating to salaries and other compensation heretofore paid to the employees of Company.

3.5.(c) Tax Audits. Company is not involved in any dispute with any Taxation Authority and has not, within the past 24 months, been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority. Seller is not aware of any circumstances existing which make it likely that a visit, audit, investigation, discovery or access order will be made in the next 12 months. The amount of Taxes chargeable to Company during any accounting period ending on or within the six years before Closing has not, to any material extent, depended on any concession, agreement or other formal or informal arrangement with any Taxation Authority.

3.5.(d) Consolidated Group. Schedule 3.5.(d) lists every year Company was a member of a group of companies or of an affiliated group of corporations that filed a consolidated tax return on which the statute of limitations does not bar a federal tax assessment, and each corporation that has been part of such group. No affiliated group of corporations of which Company has been a member has discontinued filing consolidated returns during the past five years.

3.5.(e) Other. Except as set forth in Schedule 3.5.(e), since inception Company has not committed any act nor made any omission which might constitute an offence under Section 1078 of the Taxes Consolidation Act 1997 ("TCA"). The making of returns, payment of preliminary tax and all other requirements of Sections 950 to 959 of the TCA have been complied with fully by Company. No surcharge under Section 1084 of the TCA has or will become payable in respect of any period ending prior to Completion. No notice of attachment has been served on Company nor in relation to any funds of the Company under Section 1002 of the TCA. The Company has not made a relevant investment within the meaning of Section 481 and Schedule 32, Paragraph 22 of the TCA.

3.6	Accounts Receivable.

All accounts receivable of Company reflected on the Recent Balance Sheet, and as incurred in the normal course of business since the date thereof, represent arm’s length sales actually made in the ordinary course of business; are collectible (net of the reserve shown on the Recent Balance Sheet for doubtful accounts) in the ordinary course of business without the necessity of commencing legal proceedings; are subject to no counterclaim or setoff; and are not in dispute. Schedule 0 contains an aged schedule of accounts receivable included in the Recent Balance Sheet.

3.7	Inventory.

All inventory of Company reflected on the Recent Balance Sheet consists of a quality and quantity useable and saleable in the ordinary course of business, had a commercial value at least equal to the value shown on such balance sheet and is valued in accordance with generally accepted accounting principles at the lower of cost or market. All inventory purchased since the date of such balance sheet consists of a quality and quantity useable and saleable in the ordinary course of business. Except as set forth in Schedule 3.7, all inventory of Company is located on premises owned or leased by Company as reflected in this Agreement.

3.8	Absence of Certain Changes.

Except as and to the extent set forth in Schedule 3.8, since the date of the Recent Balance Sheet there have been:

3.8.(a) No Adverse Change. Any adverse change in the financial condition, assets, liabilities, business, prospects or operations of Company;

3.8.(b) No Damage. Any loss, damage or destruction, whether covered by insurance or not, affecting Company’s business or properties;

3.8.(c) No Increase in Compensation. Any increase in the compensation, salaries or wages payable or to become payable to any employee or agent of Company (including, without limitation, any increase or change pursuant to any bonus, pension, profit sharing, retirement or other plan or commitment), or any bonus or other employee benefit granted, made or accrued;

3.8.(d) No Industrial Disputes. Any industrial dispute or disturbance, other than routine individual grievances which are not material to the business, financial condition or results of operations of Company.

3.8.(e) No Commitments. Any commitment or transaction by Company (including, without limitation, any borrowing or capital expenditure) other than in the ordinary course of business consistent with past practice;

3.8.(f) No Dividends. Any declaration, setting aside, or payment of any dividend or any other distribution in respect of Company’s capital stock; any redemption, purchase or other acquisition by Company of any capital stock of Company, or any security relating thereto; or any other payment to any Seller of Company as such a Seller;

3.8.(g) No Disposition of Property. Any sale, lease or other transfer or disposition of any properties or assets of Company, except for the sale of inventory items in the ordinary course of business;

3.8.(h) No Indebtedness. Any indebtedness for borrowed money incurred, assumed or guaranteed by Company;

3.8.(i) No Liens. Any mortgage, pledge, lien or encumbrance made on any of the properties or assets of Company;

3.8.(j) No Amendment of Contracts. Any entering into, amendment or termination by Company of any contract, or any waiver of material rights thereunder, other than in the ordinary course of business;

3.8.(k) Loans and Advances. Any loan or advance (other than advances to employees in the ordinary course of business for travel and entertainment in accordance with past practice) to any person including, but not limited to, any Affiliate (for purposes of this Agreement, the term “Affiliate” shall mean and include all Seller, directors and officers of Company; the spouse of any such person; any person who would be the heir or descendant of any such person if he or she were not living; and any entity in which any of the foregoing has a direct or indirect interest, except through ownership of less than 5% of the outstanding shares of any entity whose securities are listed on a national securities exchange or traded in the national over-the-counter market);

3.8.(l) Credit. Any grant of credit to any customer or distributor on terms or in amounts more favorable than those which have been extended to such customer or distributor in the past, any other change in the terms of any credit heretofore extended, or any other change of Company’s policies or practices with respect to the granting of credit; or

3.8.(m) No Unusual Events. Any other event or condition not in the ordinary course of business of Company.

3.9	Absence of Undisclosed Liabilities.

Except as and to the extent specifically disclosed in the Recent Balance Sheet, or in Schedule 3.9, Company does not have any liabilities, commitments or obligations (secured or unsecured, and whether accrued, absolute, contingent, direct, indirect or otherwise), other than commercial liabilities and obligations incurred since the date of the Recent Balance Sheet in the ordinary course of business and consistent with past practice and none of which has or will have a material adverse effect on the business, financial condition or results of operations of Company. Except as and to the extent described in the Recent Balance Sheet or in Schedule 3.9, neither Company nor any Seller has knowledge of any basis for the assertion against Company of any liability and there are no circumstances, conditions, happenings, events or arrangements, contractual or otherwise, which may give rise to liabilities, except commercial liabilities and obligations incurred in the ordinary course of Company’s business and consistent with past practice.

3.10	No Litigation.

Except as set forth in Schedule 3.10 there is no action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative (“Litigation”) pending or threatened against Company, its directors (in such capacity), its business or any of its assets, nor does Company or Seller know, or have grounds to know, of any basis for any Litigation. Schedule 3.10 also identifies all Litigation to which Company or any of its directors (in such capacity) have been parties since Inception. Except as set forth in Schedule 3.10, neither Company nor its business assets are subject to any Order of any Government Entity.

3.11	Compliance With Laws and Orders.

3.11.(a) Compliance. Except as set forth in Schedule 3.11.(a), Company (including each and all of its operations, practices, properties and assets) is in compliance with all applicable Laws and Orders, including, without limitation, those applicable to discrimination in employment, occupational safety and health, trade practices, competition and pricing, product warranties, planning, building and sanitation, employment, retirement and industrial relations, product advertising and the Environmental Laws as hereinafter defined. Except as set forth in Schedule 3.11.(a), Company has not received notice of any violation or alleged violation of, and is subject to no Liability for past or continuing violation of, any Laws or Orders. All reports and returns required to be filed by Company with any Government Entity have been filed, and were accurate and complete when filed. Without limiting the generality of the foregoing:

(i) The operation of Company’s business as it is now conducted does not, nor does any condition existing at any of the Facilities, in any manner constitute a nuisance or other tortious interference with the rights of any person or persons in such a manner as to give rise to or constitute the grounds for a suit, action, claim or demand by any such person or persons seeking compensation or damages or seeking to restrain, enjoin or otherwise prohibit any aspect of the conduct of such business or the manner in which it is now conducted.

(ii) Company has made all required payments to its unemployment compensation reserve accounts with the appropriate governmental departments of the states where it is required to maintain such accounts, and each of such accounts has a positive balance.

(iii) Company has delivered to Buyer copies of all reports of Company since Inception required under the Safety, Health and Welfare at Work Act 2005 and under all other applicable health and safety laws and regulations. The deficiencies, if any, noted on such reports have been corrected.

3.11.(b) Licenses and Permits. Company has all licenses, permits, approvals, authorizations and consents of all Government Entities and all certification organizations required for the conduct of the business (as presently conducted and as proposed to be conducted) and operation of the Facilities. All such licenses, permits, approvals, authorizations and consents are described in Schedule 3.11.(a)(iii), are in full force and effect and will not be affected or made subject to loss, limitation or any obligation to reapply as a result of the transactions contemplated hereby. Except as set forth in Schedule 3.11.(a)(iii), Company (including its operations, properties and assets) is and has been in compliance with all such permits and licenses, approvals, authorizations and consents.

3.11.(c) Environmental Matters. The applicable Laws relating to pollution or protection of the environment, including Laws relating to emissions, discharges, generation, storage, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes (“Waste”) into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of (collectively, “Environmental Laws”). Without limiting the generality of the foregoing provisions of this Section 3.11, Company is in full compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder. Except as set forth in Schedule 3.11.(c), there is Litigation nor any demand, claim, hearing or notice of violation pending or threatened against Company relating in any way to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder. Except as set forth in Schedule 3.11.(c), there are no past or present (or, to the best of Company’s and Seller’s knowledge), future events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans which may interfere with or prevent compliance or continued compliance with the Environmental Laws or with any Order issued, entered, promulgated or approved thereunder, or which may give rise to any liability, or otherwise form the basis of any Litigation, hearing, notice of violation, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Waste.

3.12	Title to and Condition of Properties.

3.12.(a) Marketable Title. Company has good and marketable title to all of Company’s assets, business and properties, including, without limitation, all such properties (tangible and intangible) reflected in the Recent Balance Sheet, except for inventory disposed of in the ordinary course of business since the date of such Recent Balance Sheet, free and clear of all mortgages, liens, (statutory or otherwise) security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever (collectively, “Liens”) except those described in Schedule 3.12 and, in the case of real property, Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings (and which have been sufficiently accrued or reserved against in the Recent Balance Sheet), municipal and zoning ordinances and easements for public utilities, none of which interfere with the use of the property as currently utilized. None of Company’s assets, business or properties is subject to any restrictions with respect to the transferability thereof; and the Company’s title thereto will not be affected in any way by the transactions contemplated hereby.

3.12.(b) Condition. All property and assets owned or utilized by Company are in good operating condition and repair, free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the normal operations of Company), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the business of Company as conducted during the preceding 12 months. All buildings, plants and other structures owned or otherwise utilized by Company are in good condition and repair and have no structural defects or defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems.

3.12.(c) Real Property. Schedule 3.12.(c) sets forth all real property owned, used or occupied by Company (the “Real Property”), including a description of all land, and all encumbrances, easements or rights of way of record (or, if not of record, of which Company has notice or knowledge) granted on or appurtenant to or otherwise affecting such Real Property, the zoning classification thereof, and all plants, buildings or other structures located thereon. Schedule 3.12.(c) also sets forth, with respect to each parcel of Real Property which is leased, the material terms of such lease. There are now in full force and effect duly issued certificates of occupancy permitting the Real Property and improvements located thereon to be legally used and occupied as the same are now constituted. All of the Real Property has permanent rights of access to dedicated public highways. No fact or condition exists which would prohibit or adversely affect the ordinary rights of access to and from the Real Property from and to the existing highways and roads and there is no pending or threatened restriction or denial, governmental or otherwise, upon such ingress and egress. There is not (i) any claim of adverse possession or prescriptive rights involving any of the Real Property, (ii) any structure located on any Real Property which encroaches on or over the boundaries of neighboring or adjacent properties or (iii) any structure of any other party which encroaches on or over the boundaries of any of such Real Property. None of the Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law, regulation or ordinance. No public improvements have been commenced and to Company’s and Seller’s knowledge none are planned which in either case may result in special assessments against or otherwise materially adversely affect any Real Property. No portion of any of the Real Property has been used as a landfill or for storage or landfill of hazardous or toxic materials. Neither Company nor any Seller has notice or knowledge of any (i) planned or proposed increase in assessed valuations of any Real Property, (ii) Order requiring repair, alteration, or correction of any existing condition affecting any Real Property or the systems or improvements thereat, (iii) condition or defect which could give rise to an order of the sort referred to in “(ii)” above, (iv) underground storage tanks, or any structural, mechanical, or other defects of material significance affecting any Real Property or the systems or improvements thereat (including, but not limited to, inadequacy for normal use of mechanical systems or disposal or water systems at or serving the Real Property), or (v) work that has been done or labor or materials that has or have been furnished to any Real Property during the period of six (6) months immediately preceding the date of this Agreement for which liens could be filed against any of the Real Property.

3.12.(d) No Condemnation or Expropriation. Neither the whole nor any portion of the property or any other assets of Company is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Government Entity with or without payment of compensation therefor, nor to the best of Company’s and Seller’ knowledge has any such condemnation, expropriation or taking been proposed.

3.13	Insurance.

Set forth in Schedule 3.13 is a complete and accurate list and description of all policies of fire, liability, product liability, workers compensation, health and other forms of insurance presently in effect with respect to the business and properties of Company, true and correct copies of which have heretofore been delivered to Buyer. Schedule 3.13 includes, without limitation, the carrier, the description of coverage, the limits of coverage, retention or deductible amounts, amount of annual premiums, date of expiration and the date through which premiums have been paid with respect to each such policy, and any pending claims in excess of €5,000. All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets and operations of Company, of the kinds, in the amounts and against the risks customarily maintained by organizations similarly situated; and no such policy (nor any previous policy) provides for or is subject to any currently enforceable retroactive rate or premium adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events arising prior to the date hereof. Schedule 3.13 indicates each policy as to which (a) the coverage limit has been reached or (b) the total incurred losses to date equal 75% or more of the coverage limit. No notice of cancellation or termination has been received with respect to any such policy, and neither Company nor any Seller has knowledge of any act or omission of Company which could result in cancellation of any such policy prior to its scheduled expiration date. Company has not been refused any insurance with respect to any aspect of the operations of the business nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the last three years. Company has duly and timely made all claims it has been entitled to make under each policy of insurance. Since Inception all products liability and general liability policies maintained by or for the benefit of Company have been “occurrence” policies and not “claims made” policies. There is no claim by Company pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and neither Company nor any of the Seller knows of any basis for denial of any claim under any such policy. Company has not received any written notice from or on behalf of any insurance carrier issuing any such policy that insurance rates therefor will hereafter be substantially increased (except to the extent that insurance rates may be increased for all similarly situated risks) or that there will hereafter be a cancellation or an increase in a deductible (or an increase in premiums in order to maintain an existing deductible) or non-renewal of any such policy. Such policies are sufficient in all material respects for compliance by Company with all requirements of law and with the requirements of all material contracts to which Company is a party.

3.14	Contracts and Commitments.

3.14.(a) Real Property Leases. Except as set forth in Schedule 3.12.(c), Company has no leases of real property.

3.14.(b) Personal Property Leases. Except as set forth in Schedule 3.14.(b), Company has no leases of personal property involving consideration or other expenditure in excess of €5,000 or involving performance over a period of more than twelve months.

3.14.(c) Purchase Commitments. Company has no purchase commitments for inventory items or supplies that, together with amounts on hand, constitute in excess of three months normal usage, or which are at an excessive price.

3.14.(d) Contracts With Affiliates and Certain Others. Company has no agreement, understanding, contract or commitment (written or oral) with any Affiliate or any employee, agent, consultant, distributor, dealer or franchisee that is not cancelable by Company on notice of not longer than 30 days without liability, penalty or premium of any nature or kind whatsoever.

3.14.(e) Powers of Attorney. The Company has not given a power of attorney, which is currently in effect, to any person, firm or corporation for any purpose whatsoever.

3.14.(f) Collective Bargaining Agreements. Except as set forth in Schedule 3.14.(f), Company is not a party to any collective bargaining agreements with any unions, guilds, shop committees or other collective bargaining groups. Copies of all such agreements have heretofore been delivered to Buyer.

3.14.(g) Loan Agreements. Except as set forth in Schedule 3.14.(g), Company is not obligated under any loan agreement, promissory note, letter of credit, or other evidence of indebtedness as a signatory, guarantor or otherwise.

3.14.(h) Guarantees. Except as disclosed on Schedule 3.14.(h), Company has not guaranteed the payment or performance of any person, firm or corporation, agreed to indemnify any person or act as a surety, or otherwise agreed to be contingently or secondarily liable for the obligations of any person.

3.14.(i) Contracts Subject to Renegotiation. Company is not a party to any contract with any governmental body which is subject to renegotiation.

3.14.(j) Burdensome or Restrictive Agreements. Company is not a party to nor is it bound by any agreement, deed, lease or other instrument which is so burdensome as to materially affect or impair the operation of Company. Without limiting the generality of the foregoing, Company is not a party to nor is it bound by any agreement requiring Company to assign any interest in any trade secret or proprietary information, or prohibiting or restricting Company from competing in any business or geographical area or soliciting customers or otherwise restricting it from carrying on its business anywhere in the world.

3.14.(k) Other Material Contracts. Company has no lease, contract or commitment of any nature involving consideration or other expenditure in excess of €5,000, or involving performance over a period of more than three months, or which is otherwise individually material to the operations of Company, except as explicitly described in Schedule 3.14.(k) or in any other Schedule.

3.14.(l) No Default. Company is not in default under any lease, contract or commitment, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of Company’s obligations or result in the creation of any Lien on any of the assets owned, used or occupied by Company. No third party is in default under any lease, contract or commitment to which Company is a party, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder or give rise to an automatic termination, or the right of discretionary termination, thereof.

3.15	Industrial Matters.

Except as set forth in Schedule 3.15, within the last five years Company has not experienced any industrial disputes, union organization attempts or any work stoppage due to industrial disagreements in connection with its business. Company is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair employment practice; (b) there is no unfair employment practice charge or complaint against Company pending or threatened; (c) there is no industrial strike, dispute, request for representation, slowdown or stoppage actually pending or threatened against or affecting Company nor any secondary boycott with respect to products of Company; (d) no question concerning representation has been raised or is threatened respecting the employees of Company; (e) no grievance which might have a material adverse effect on Company, nor any arbitration proceeding arising out of or under collective bargaining agreements, is pending and no such claim therefor exists; and (f) there are no administrative charges or court complaints against Company concerning alleged employment discrimination or other employment related matters pending or threatened before the Labour Court, Employment Appeals Tribunal or any other Government Entity.

3.16	Employees Benefit Plans.

Company has never had any employees.

3.17	Employment Compensation.

Schedule 3.17 contains a true and correct list of all employees to whom Company is paying compensation, including bonuses and incentives, at an annual rate in excess of One hundred Thousand Dollars ($100,000) for services rendered or otherwise; and in the case of salaried employees such list identifies the current annual rate of compensation for each employee and in the case of hourly or commission employees identifies certain reasonable ranges of rates and the number of employees falling within each such range.

3.18	Trade Rights.

Schedule 3.18 lists all Trade Rights (as defined below) in which Company now has any interest, specifying whether such Trade Rights are owned, controlled, used or held (under license or otherwise) by Company, and also indicating which of such Trade Rights are registered. All Trade Rights shown as registered in Schedule 3.18 have been properly registered, all pending registrations and applications have been properly made and filed and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. In order to conduct the business of Company, as such is currently being conducted or proposed to be conducted, Company does not require any Trade Rights that it does not already have. Company is not infringing and has not infringed any Trade Rights of another in the operation of the business of Company, nor is any other person infringing the Trade Rights of Company. Company has not granted any license or made any assignment of any Trade Right listed on Schedule 3.18, nor does Company pay any royalties or other consideration for the right to use any Trade Rights of others. There is no Litigation pending or threatened to challenge Company’s right, title and interest with respect to its continued use and right to preclude others from using any Trade Rights of Company. All Trade Rights of Company are valid, enforceable and in good standing, and there are no equitable defenses to enforcement based on any act or omission of Company. The consummation of the transactions contemplated hereby will not alter or impair any Trade Rights owned or used by Company. As used herein, the term “Trade Rights” shall mean and include: (i) all trademark rights, business identifiers, trade dress, service marks, trade names and brand names, all registrations thereof and applications therefor and all goodwill associated with the foregoing; (ii) all copyrights, copyright registrations and copyright applications, and all other rights associated with the foregoing and the underlying works of authorship; (iii) all patents and patent applications, and all international proprietary rights associated therewith; (iv) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; (v) all inventions, mask works and mask work registrations, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights, employee covenants and agreements respecting intellectual property and non-competition and all other types of intellectual property; and (vi) all claims for infringement or breach of any of the foregoing.

3.19	Major Customers and Suppliers.

3.19.(a) Major Customers. Schedule 3.19.(a) contains a list of the two largest customers, including distributors, of Company for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year. Neither Company nor Seller has any knowledge or information of any facts indicating, nor any other reason to believe, that any of the customers listed on Schedule 3.19.(a) will not continue to be customers of the business of Company after the Closing at substantially the same level of purchases as heretofore.

3.19.(b) Major Sub-Contractors. Schedule 3.19.(b) contains a list of the two largest sub-contractors to Company for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of payments) showing the total dollar amount of payments to each such sub-contractor during each such year. Neither Company nor Seller has any knowledge or information of any facts indicating, nor any other reason to believe, that any of the sub-contractors listed on Schedule 3.19.(b) will not continue to be sub-contractors to the business of Company after the Closing and will not continue to supply the business with substantially the same quantity and quality of services at competitive prices.

3.19.(c) Dealers and Distributors. Schedule 3.19.(c) contains a list by product line of all sales representatives, dealers, distributors and franchisees of Company, together with representative copies of all sales representative, dealer, distributor and franchise contracts and policy statements, and a description of all substantial modifications or exceptions.

3.20	Product Warranty and Product Liability.

Schedule 3.20 contains a true, correct and complete copy of Company’s standard warranty or warranties for sales of Products (as defined below) and, except as stated therein, there are no warranties, commitments or obligations with respect to the return, repair or replacement of Products. Schedule 3.20 sets forth the estimated aggregate annual cost to Company of performing warranty obligations for customers for each of the two (2) preceding fiscal years and the current fiscal year to the date of the Recent Balance Sheet. Schedule 3.20 contains a description of all product liability claims and similar Litigation relating to products manufactured or sold, or services rendered, which are presently pending or which to Company’s or any Seller’s knowledge are threatened, or which have been asserted or commenced against Company within the last two (2) years, in which a party thereto either requests injunctive relief or alleges damages (whether or not covered by insurance). There are no defects in design, construction or manufacture of Products which would adversely affect performance or create an unusual risk of injury to persons or property. None of the Products has been the subject of any replacement, field fix, retrofit, modification or recall campaign by Company and, to Company’s or any Seller’s knowledge, no facts or conditions exist which could reasonably be expected to result in such a recall campaign. The Products have been designed and manufactured so as to meet and comply with all governmental standards and specifications currently in effect. Such products have received all governmental approvals necessary to allow their sale and use. As used in this Section 3.20, the term “Products” means any and all products currently or at any time previously manufactured, distributed or sold by Company, or by any predecessor of Company under any brand name or mark under which products are or have been manufactured, distributed or sold by Company.

3.21	Bank Accounts.

Schedule 3.21 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains a safe deposit box, lock box or checking, savings, custodial or other account of any nature, the type and number of each such account and the signatories therefore, a description of any compensating balance arrangements, and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

3.22	Affiliates’ Relationships to Company.

3.22.(a) Contracts With Affiliates. All leases, contracts, agreements or other arrangements between Company and any Affiliate are described on Schedule 3.22.(a).

3.22.(b) No Adverse Interests. No Affiliate has any direct or indirect interest in (i) any entity which does business with Company or is competitive with Company’s business, or (ii) any property, asset or right which is used by Company in the conduct of its business.

3.22.(c) Obligations. All obligations of any Affiliate to Company, and all obligations of Company to any Affiliate, are listed on Schedule 3.22.(c).

3.23	Assets Necessary to Business.

Company presently has and at the Closing will have good, valid and marketable title to all property and assets, tangible and intangible, and all leases, licenses and other agreements, necessary to permit Buyer to carry on the business of Company as presently conducted.

3.24	No Brokers or Finders.

Neither Company nor any of its directors, officers, employees, Seller or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

3.25	Disclosure.

No representation or warranty by Company and/or the Seller in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Company or Seller pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading. All statements and information contained in any certificate, instrument, Disclosure Schedule or document delivered by or on behalf of Company and/or Seller shall be deemed representations and warranties by the Company and the Seller.

3.26	Investment Intent.

The Purchase Shares being acquired by Seller are for investment only and not with the view to resale or other distribution.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer makes the following representations and warranties to the Seller, each of which is true and correct on the date hereof, shall remain true and correct to and including the Closing Date, shall be unaffected by any investigation heretofore or hereafter made by Seller or any notice to Seller, and shall survive the Closing of the transactions provided for herein.

4.1	Corporate.

4.1.(a) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

4.1.(b) Corporate Power. Buyer has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.

4.2	Authority.

The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer. No other corporate act or proceeding on the part of Buyer or its Seller is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally, and by general equitable principles.

4.3	No Brokers or Finders.

Neither Buyer nor any of its directors, officers, employees or agents have retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

4.4	Disclosure.

No representation or warranty by Buyer in this Agreement, nor any statement, certificate, schedule, document or exhibit hereto furnished or to be furnished by or on behalf of Buyer pursuant to this Agreement or in connection with transactions contemplated hereby, contains or shall contain any untrue statement of material fact or omits or shall omit a material fact necessary to make the statements contained therein not misleading.

4.5	Investment Intent.

The Ordinary Shares are being acquired by Buyer for investment only and not with the view to resale or other distribution.

5.	COVENANTS

5.1	Noncompetition Agreement.

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5.2	Noncompetition; Confidentiality.

For purposes of this Agreement, Principal shall mean Thomas W. Nash. Subject to the Closing, and as an inducement to Buyer to execute this Agreement and complete the transactions contemplated hereby, and in order to preserve the goodwill associated with the business of Company being acquired pursuant to this Agreement, and in addition to and not in limitation of any covenants contained in any agreement executed and delivered pursuant to Section 5.1 hereof, each Seller hereby covenants and agrees as follows:

5.2.(a) Covenant Not to Compete. For a period of two years from the Closing Date, neither Seller nor Principal of the Company will directly or indirectly:

(i) engage in, continue in or carry on any business which competes with the Business or is substantially similar thereto, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization which is so engaged;

(ii) consult with, advise or assist in any way, whether or not for consideration, any corporation, partnership, firm or other business organization which is now or becomes a competitor of Company or Buyer in any aspect with respect to the Business, including, but not limited to, advertising or otherwise endorsing the products of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor; loaning money or rendering any other form of financial assistance to or engaging in any form of business transaction on other than an arm’s length basis with any such competitor;

(iii) offer employment to an employee of Company, without the prior written consent of Buyer; or

(iv) engage in any practice the purpose of which is to evade the provisions of this covenant not to compete or to commit any act which adversely affects the Business;

provided, however, that the foregoing shall not prohibit the ownership of securities of corporations which are listed on a national securities exchange or traded in a national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation. The parties agree that the geographic scope of this covenant not to compete shall be Canada and the United States. The parties agree that Buyer may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person, corporation, firm or entity that purchases all or part of the business of the Company. In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such over broad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

5.2.(b) Covenant of Confidentiality. No Seller shall at any time subsequent to the Closing, except as explicitly requested by Buyer, (i) use for any purpose, (ii) disclose to any person, or (iii) keep or make copies of documents, tapes, discs or programs containing, any confidential information concerning Company. For purposes hereof, “confidential information” shall mean and include, without limitation, all Trade Rights in which Company has an interest, all customer lists and customer information, and all other information concerning Company’s processes, apparatus, equipment, packaging, products, marketing and distribution methods, not previously disclosed to the public directly by Company.

5.2.(c) Equitable Relief for Violations. Each Seller agrees that the provisions and restrictions contained in this Section 5.2 are necessary to protect the legitimate continuing interests of Buyer in acquiring the Shares, and that any violation or breach of these provisions will result in irreparable injury to Buyer for which a remedy at law would be inadequate and that, in addition to any relief at law which may be available to Buyer for such violation or breach and regardless of any other provision contained in this Agreement, Buyer shall be entitled to injunctive and other equitable relief as a court may grant after considering the intent of this Section 5.2.

5.3	General Releases.

At the Closing, Seller shall deliver general releases to Buyer, in form and substance satisfactory to Buyer and its counsel, releasing Company and the directors, officers, agents and employees of Company from all claims to the Closing Date, except (i) as may be described in written contracts disclosed in the Disclosure Schedule and expressly described and excepted from such releases, and (ii) in the case of persons who are employees of the Company, compensation for current periods expressly described and excepted from such releases. Such releases shall also contain waivers of any right of contribution or other recourse against Company with respect to representations, warranties or covenants made herein by Company.

5.4	Access to Information and Records.

During the period prior to the Closing, Seller shall cause Company to give Buyer, its counsel, accountants and other representatives (i) access during normal business hours to all of the properties, books, records, contracts and documents of Company for the purpose of such inspection, investigation and testing as Buyer deems appropriate (and Company shall furnish or cause to be furnished to Buyer and its representatives all information with respect to the business and affairs of Company as Buyer may request); (ii) access to employees, agents and representatives for the purposes of such meetings and communications as Buyer reasonably desires; and (iii) with the prior consent of Company in each instance (which consent shall not be unreasonably withheld), access to vendors, customers, manufacturers of its machinery and equipment, and others having business dealings with Company.

5.5	Conduct of Business Pending the Closing.

From the date hereof until the Closing, except as otherwise approved in writing by the Buyer, Company covenants as follows, and Seller shall cause each of the following to occur:

5.5.(a) No Changes. Company will carry on its business diligently and in the same manner as heretofore and will not make or institute any changes in its methods of purchase, sale, management, accounting or operation.

5.5.(b) Maintain Organization. Company will take such action as may be necessary to maintain, preserve, renew and keep in favor and effect the existence, rights and franchises of Company and will use its best efforts to preserve the business organization of Company intact, to keep available to Company the present officers and employees, and to preserve for Company its present relationships with suppliers and customers and others having business relationships with Company.

5.5.(c) No Breach. Company and Seller will not do or omit any act, or permit any omission to act, which may cause a breach of any material contract, commitment or obligation, or any breach of any representation, warranty, covenant or agreement made by Company and/or the Seller herein, or which would have required disclosure on Schedule 3.8 had it occurred after the date of the Recent Balance Sheet and prior to the date of this Agreement.

5.5.(d) No Material Contracts. No contract or commitment will be entered into, and no purchase of raw materials or supplies and no sale of goods or services (real, personal, or mixed, tangible or intangible) will be made, by or on behalf of Company, except contracts, commitments, purchases or sales which are in the ordinary course of business and consistent with past practice, are not material to the Company (individually or in the aggregate) and would not have been required to be disclosed in the Disclosure Schedule had they been in existence on the date of this Agreement.

5.5.(e) No Corporate Changes. Company shall not amend its Memorandum and Articles of Association or make any changes in authorized or issued share capital.

5.5.(f) Maintenance of Insurance. Company shall maintain all of the insurance in effect as of the date hereof and shall procure such additional insurance as shall be reasonably requested by Buyer.

5.5.(g) Maintenance of Property. Company shall use, operate, maintain and repair all property of Company in a normal business manner.

5.5.(h) Interim Financials. Company will provide Buyer with interim monthly financial statements and other management reports as and when they are available.

5.5.(i) No Negotiations. Neither Company nor any Seller will directly or indirectly (through a representative or otherwise) solicit or furnish any information to any prospective buyer, commence, or conduct presently ongoing, negotiations with any other party or enter into any agreement with any other party concerning the sale of Company, Company’s assets or business or any part thereof or any equity securities of Company (an “acquisition proposal”), and Company and Seller shall immediately advise Buyer of the receipt of any acquisition proposal.

5.5.(j) No Transfer of Shares. No Seller shall transfer or attempt to transfer any of the Shares except to Buyer pursuant hereto; and Company shall refuse to accept any certificates for Shares to be transferred or otherwise to allow such transfers to occur upon its books.

5.6	Consents.

Company and Seller will use their best efforts prior to Closing to obtain all consents necessary for the consummation of the transactions contemplated hereby.

5.7	Other Action.

Company and Seller shall use their best efforts to cause the fulfillment at the earliest practicable date of all of the conditions to the parties’ obligations to consummate the transactions contemplated in this Agreement.

5.8	Disclosure Schedule.

Seller and Company shall have a continuing obligation to promptly notify Buyer in writing with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, but no such disclosure shall cure any breach of any representation or warranty which is inaccurate.

6.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

Each and every obligation of Buyer to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of each of the following conditions:

6.1	Representations and Warranties True of the Closing Date.

Each of the representations and warranties made by Seller and Company in this Agreement, and the statements contained in the Disclosure Schedule or in any instrument, list, certificate or writing delivered by Seller or Company pursuant to this Agreement, shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date, except for any changes permitted by the terms of this Agreement or consented to in writing by Buyer.

6.2	Compliance With Agreement.

Seller and Company shall have in all material respects performed and complied with all of their agreements and obligations under this Agreement which are to be performed or complied with by them prior to or on the Closing Date, including the delivery of the closing documents specified in Section 9.1.

6.3	Absence of Litigation.

No Litigation shall have been commenced or threatened, and no investigation by any Government Entity shall have been commenced, against Buyer, Company or any of the affiliates, officers or directors of any of them, with respect to the transactions contemplated hereby.

6.4	Consents and Approvals.

All approvals, consents and waivers that are required to effect the transactions contemplated hereby shall have been received, and executed counterparts thereof shall have been delivered to Buyer not less than two business days prior to the Closing.

6.5	Due Diligence.

The results of Buyer’s due diligence shall be satisfactory to Buyer.

6.6	Shareholder Approval.

Buyer shall have obtained shareholder approval for this transaction.

7.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

Each and every obligation of Seller to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions:

7.1	Representations and Warranties True on the Closing Date.

Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date.

7.2	Compliance With Agreement.

Buyer shall have in all material respects performed and complied with all of Buyer’s agreements and obligations under this Agreement which are to be performed or complied with by Buyer prior to or on the Closing Date, including the delivery of the closing documents specified in Section 9.2.

7.3	Absence of Litigation.

No Litigation shall have been commenced or threatened, and no investigation by any Government Entity shall have been commenced, against Buyer, Company or any of the affiliates, officers or directors of any of them, with respect to the transactions contemplated herein.

7.4	Redomicile of Buyer.

Buyer shall have completed a migratory merger, the effect of which shall be that Buyer is a Delaware corporation.

8.	INDEMNIFICATION

8.1	By Seller.

Subject to the terms and conditions of this Article 8, Seller hereby agrees to indemnify, defend and hold harmless Buyer, its directors, officers, employees and controlled and controlling persons (hereinafter “Buyer’s Affiliates”) and the Company from and against all Claims asserted against, resulting to, imposed upon, or incurred by Buyer, Buyer’s Affiliates or the Company, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of Seller or Company contained in or made pursuant to this Agreement (regardless of whether such breach is deemed “material” for purpose of Section 6.1), or (b) the breach of any covenant of Seller or the Company contained in this Agreement. As used in this Article 8, the term “Claim” shall include (i) all debts, liabilities and obligations; (ii) all losses, damages (including, without limitation, consequential damages), judgments, awards, settlements, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs and attorneys fees and expenses); and (iii) all demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid.

8.2	By Buyer.

Subject to the terms and conditions of this Article 8, Buyer hereby agrees to indemnify, defend and hold harmless each Seller from and against all Claims asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement (regardless of whether such breach is deemed “material” for purposes of Section 7.1), or (b) the breach of any covenant of Buyer contained in this Agreement.

8.3	Indemnification of Third-Party Claims.

The obligations and liabilities of any party to indemnify any other under this Article 8 with respect to Claims relating to third parties shall be subject to the following terms and conditions:

8.3.(a) Notice and Defense. The party or parties to be indemnified (whether one or more, the “Indemnified Party”) will give the party from whom indemnification is sought (the “Indemnifying Party”) prompt written notice of any such Claim, and the Indemnifying Party will undertake the defense thereof by representatives chosen by it. In all matters concerning the Seller by virtue of joint and several liability, the Seller’s Agent shall give and receive notice and otherwise act in all respects on their behalf. Failure to give such notice shall not affect the Indemnifying Party’s duty or obligations under this Article 8, except to the extent the Indemnifying Party is prejudiced thereby. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

8.3.(b) Failure to Defend. If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party’s defense, compromise, settlement or consent to judgment therein.

8.3.(c) Indemnified Party’s Rights. Anything in this Section 8.3 to the contrary notwithstanding, (i) if there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other money payments, the Indemnified Party shall have the right to defend, compromise or settle such Claim, and (ii) the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all Liability in respect of such Claim.

8.4	Payment.

The Indemnifying Party shall promptly pay the Indemnified Party any amount due under this Article 8, which payment may be accomplished in whole or in part, at the option of the Indemnified Party, by the Indemnified Party setting off any amount owed to the Indemnifying Party by the Indemnified Party. To the extent set-off is made by an Indemnified Party in satisfaction or partial satisfaction of an indemnity obligation under this Article 8 that is disputed by the Indemnifying Party, upon a subsequent determination by final judgment not subject to appeal that all or a portion of such indemnity obligation was not owed to the Indemnified Party, the Indemnified Party shall pay the Indemnifying Party the amount which was set off and not owed together with interest from the date of set-off until the date of such payment at an annual rate equal to the average annual rate in effect as of the date of the set-off, on those three maturities of United States Treasury obligations having a remaining life, as of such date, closest to the period from the date of the set-off to the date of such judgment. Upon judgment, determination, settlement or compromise of any third party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party, and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other Claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. If the Indemnifying Party desires to appeal from an adverse judgment, then the Indemnifying Party shall post and pay the cost of the security or bond to stay execution of the judgment pending appeal. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the third party who made such third party Claim.

9.	CLOSING

This transaction is subject to the approval of the shareholders of the Buyer. As such, this transaction will close on the business day following the filing with the Securities and Exchange Commission of Form DEF 14C.

9.1	Documents to be Delivered by Company and Seller.

At the Closing, Company and Seller shall deliver to Buyer the following documents, in each case duly executed or otherwise in proper form:

9.1.(a)   Share Certificate(s). A share certificate or certificates representing the Ordinary Shares, duly endorsed for transfer or with duly executed share powers attached.

9.1.(b)   Compliance Certificate. A certificate signed by Seller that each of the representations and warranties made by Seller and the Company in this Agreement is true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any changes permitted by the terms of this Agreement or consented to in writing by Buyer), and that Company and Seller have performed and complied with all of Company’s and Seller’ obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

9.1.(c)  [INTENTIONALLY LEFT BLANK].

9.1.(d)   Certified Resolutions. Certified copies of the resolutions of the Board of Directors of the Company and of the Seller authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

9.1.(e)  Memorandum and Articles of Association of Company. A copy of the Memorandum and Articles of Association of Company, certified by the Company Secretary of Company.

9.1.(f)   Incumbency Certificate. Incumbency certificates relating to each person executing (as a corporate officer or otherwise on behalf of another person) any document executed and delivered to Buyer pursuant to the terms hereof.

9.1.(g) General Releases. The General Releases referred to in Section 5.3, duly executed by the persons referred to in such Section.

9.1.(h) Resignations. The resignation of Robert Nash as a director of the Company, effective as of the Closing Date and in form satisfactory to Buyer’s counsel.

9.1.(i) Affidavit. An affidavit from Company in form and substance satisfactory to Buyer complying with Section 1445(b)(3) of the Code.

9.1.(j) Other Documents. All other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Buyer may reasonably request.

9.2	Documents to be Delivered by Buyer.

At the Closing, Buyer shall deliver to Seller the following documents, in each case duly executed or otherwise in proper form:

9.2.(a)   Stock Certificate(s). A stock certificate or certificates representing the Purchase Shares issued in the name of Seller.

9.2.(b)   Compliance Certificate. A certificate signed by the chief executive officer of Buyer that the representations and warranties made by Buyer in this Agreement are true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date (except for any changes permitted by the terms of this Agreement or consented to in writing by Seller), and that Buyer has performed and complied with all of Buyer’s obligations under this Agreement which are to be performed or complied with on or prior to the Closing Date.

9.2.(c)  Certified Resolutions. A certified copy of the resolutions of the Board of Directors of Buyer authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement.

9.2.(d) Incumbency Certificate. Incumbency certificates relating to each person executing any document executed and delivered to Company or Seller by Buyer pursuant to the terms hereof.

9.2.(e) Other Documents. All other documents, instruments or writings required to be delivered to Company at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Company may reasonably request.

10.	TERMINATION

10.1	Right of Termination Without Breach.

This Agreement may be terminated without further liability of any party at any time prior to the Closing:

10.1.(a) by mutual written agreement of Buyer and Seller, or

10.1.(b) by either Buyer or Seller if the Closing shall not have occurred on or before December 31, 2007, provided the terminating party has not, through breach of a representation, warranty or covenant, prevented the Closing from occurring on or before such date.

10.2	Termination for Breach.

10.2.(a) Termination by Buyer. If (i) there has been a material violation or breach by any Seller or Company of any of the agreements, representations or warranties contained in this Agreement which has not been waived in writing by Buyer, or (ii) there has been a failure of satisfaction of a condition to the obligations of Buyer which has not been so waived, or (iii) Company or Seller shall have attempted to terminate this Agreement under this Article 10 or otherwise without grounds to do so, then Buyer may, by written notice to Seller at any time prior to the Closing that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 10.2.(c) hereof.

10.2.(b) Termination by Seller. If (i) there has been a material violation or breach by Buyer of any of the agreements, representations or warranties contained in this Agreement which has not been waived in writing by Seller, or (ii) there has been a failure of satisfaction of a condition to the obligations of Seller which has not been so waived, or (iii) Buyer shall have attempted to terminate this Agreement under this Article 10 or otherwise without grounds to do so, then Seller may, by written notice to Buyer at any time prior to the Closing that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in Section 10.2.(c) hereof.

10.2.(c) Effect of Termination. Termination of this Agreement pursuant to this Section 10.2 shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against any other party which has violated, breached or failed to satisfy any of the representations, warranties, covenants, agreements, conditions or other provisions of this Agreement prior to termination hereof. In addition to the right of any party under common law to redress for any such breach or violation, each party whose breach or violation has occurred prior to termination shall jointly and severally indemnify each other party for whose benefit such representation, warranty, covenant, agreement or other provision was made (“indemnified party”) from and against all losses, damages (including, without limitation, consequential damages), costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs, and attorneys fees and expenses) asserted against, resulting to, imposed upon, or incurred by the indemnified party, directly or indirectly, by reason of, arising out of or resulting from such breach or violation. Subject to the foregoing, the parties’ obligations under Section 12.8.(b) of this Agreement shall survive termination.

11.	RESOLUTION OF DISPUTES

11.1	Jurisdiction.

The parties irrevocably agree that the High Court of Ireland has non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement.Arbitration.

11.2	Confidentiality.

All proceedings under this Article 11, and all evidence given or discovered pursuant hereto, shall be maintained in confidence by all parties.

11.3	Continued Performance.

The fact that the dispute resolution procedures specified in this Article 11 shall have been or may be invoked shall not excuse any party from performing its obligations under this Agreement and during the pendency of any such procedure all parties shall continue to perform their respective obligations in good faith, subject to any rights to terminate this Agreement that may be available to any party and to the right of setoff provided in Section 8.4 hereof.

11.4	Tolling.

All applicable statutes of limitation shall be tolled while the procedures specified in this Article 11 are pending. The parties will take such action, if any, required to effectuate such tolling.

11.5	Escrow Agent Unnecessary.

The parties agree that the escrow agent under and as identified in any Escrow Agreement is not a necessary party to and shall not be joined in or made party to any arbitration proceeding commenced under this Article 11.

12.	MISCELLANEOUS

12.1	Disclosure Schedule.

The Schedules have been compiled in a bound volume (the “Disclosure Schedule”), executed by Seller and dated and delivered to Buyer on the date of this Agreement. Information set forth in the Disclosure Schedule specifically refers to the article and section of this Agreement to which such information is responsive and such information shall not be deemed to have been disclosed with respect to any other article or section of this Agreement or for any other purpose. The Disclosure Schedule includes a table of contents and/or index to all of the information and documents contained therein. The Disclosure Schedule shall not vary, change or alter the language of the representations and warranties contained in this Agreement and, to the extent the language in the Disclosure Schedule does not conform in every respect to the language of such representations and warranties, such language in the Disclosure Schedule shall be disregarded and be of no force or effect.

12.2	Further Assurance.

From time to time, at Buyer’s request and without further consideration, Company and Seller will execute and deliver to Buyer such documents and take such other action as Buyer may reasonably request in order to consummate more effectively the transactions contemplated hereby.

12.3	Disclosures and Announcements.

Announcements concerning the transactions provided for in this Agreement by Buyer, Company or Seller shall be subject to the approval of the other parties in all essential respects, except that approval of the Seller or Company shall not be required as to any statements and other information which Buyer may submit to the Securities and Exchange Commission or Buyer’s stockholders or be required to make pursuant to any rule or regulation of the Securities and Exchange Commission or any stock exchange, or otherwise required by law.

12.4	Assignment; Parties in Interest.

12.4.(a) Assignment. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties. Notwithstanding the foregoing, Buyer may, without consent of any other party, cause one or more subsidiaries of Buyer to carry out all or part of the transactions contemplated hereby; provided, however, that Buyer shall, nevertheless, remain liable for all of its obligations, and those of any such subsidiary, to Seller hereunder.

12.4.(b) Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

12.5	Law Governing Agreement.

This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of Ireland.

12.6	Amendment and Modification.

Buyer and Seller may amend, modify and supplement this Agreement in such manner as may be agreed upon in writing between Buyer and Seller.

12.7	Notice.

All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

(a) If to Buyer, to:

Innovative Software Technologies, Inc.
911 Ranch Road 620 North, Suite 204
Austin, Texas, 78732
Attention: Christopher J. Floyd, CFO
Facsimile: 512-266-2150

with a copy to

Foley Lardner LP
100 North Tampa Street, Suite 2700
Tampa, Florida, 33602
Attention: Curt P. Creely, Esq.
Facsimile: 813-225-4122

or to such other person or address as Buyer shall furnish to Seller in writing.

(b) If to Seller or Company:

________________________

________________________

________________________

Attention:______________

Facsimile:______________

(with a copy to)

________________________

________________________

________________________

Facsimile:______________

In addition, any notice to Company given prior to Closing shall also be given in the same manner to Seller; and any notice to Company given after Closing shall also be given in the same manner to Buyer.

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

12.8	Expenses.

Regardless of whether or not the transactions contemplated hereby are consummated:

12.8.(a) Brokerage. Except as to Aspen Capital Partners, LLC, which shall be compensated by Buyer, Seller and Buyer each represent and warrant to each other that there is no broker involved or in any way connected with the transfer provided for herein on their behalf respectively (and Seller represent and warrant that there is no broker involved on behalf of Company) and each agrees to hold the other harmless from and against all other claims for brokerage commissions or finder’s fees in connection with the execution of this Agreement or the transactions provided for herein.

12.8.(b) Expenses to be Paid by Seller. Seller shall pay, and shall indemnify, defend and hold Buyer and Company harmless from and against, each of the following:

(i) Title Insurance Premiums. All premiums for the issuance of the title insurance policies issued and the cost of surveys performed.

(ii) Environmental Audit. The fees and other expenses relating to any environmental audits performed.

(iii) Professional Fees. All fees and expenses of its own and Company’s legal, accounting, investment banking and other professional counsel in connection with the transactions contemplated hereby.

12.8.(c) Other. Except as otherwise provided herein, each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

12.8.(d) Costs of Litigation or Arbitration. The parties agree that the prevailing party in any action brought with respect to or to enforce any right or remedy under this Agreement shall be entitled to recover from the other party or parties all reasonable costs and expenses of any nature whatsoever incurred by the prevailing party in connection with such action, including without limitation attorneys’ fees and prejudgment interest.

12.9	Entire Agreement.

This instrument embodies the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

12.10	Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.11	Headings.

The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

12.12	Glossary of Terms.

The following sets forth the location of definitions of capitalized terms defined in the body of this Agreement:

“Affiliate” - Section 3.8.(k)

“Ancillary Instruments” - Section 3.2.(a)

“Buyer’s Affiliates” - Section 8.1

“Claim” - Section 8.1

“Closing” - Preamble to Article 9

“Closing Date” - Section 9

“Code” - Section 3.5.(e)

“Disclosure Schedule” - Article 12

“Environmental Laws” - Section 3.11.(c)

“Government Entities” - Section 3.3

“HSR Act” - Section 3.3

“Indemnified Party” - Section 8.3.(a)

“Indemnifying Party” - Section 8.3.(a)

“Laws” - Section 3.3

“Lien” - Section 3.12.(a)

“Litigation” - Section 3.10

“Orders” - Section 3.3

"Ordinary Shares" - Recital A

“Products” - Section 3.20

“Purchase Price” - Section 2.1

“Real Property” - Section 3.12.(c)

“Recent Balance Sheet” - Section 3.4

“Subsidiary” - Section 3.1.(d)

"Taxes" - Section 3.5(a)

"Taxation Authority" - Section 3.5(b)

“Trade Rights” - Section 3.18

“Waste” - Section 3.11.(c)

Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number.

13.	SIGNATURES

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

BUYER
Innovative Software Technologies, Inc.

/s/ Philip D. Ellett
Philip D. Ellett Chief Executive Officer

SELLER Meridian Bay Limited

/s/ Thomas W. Nash
Thomas W. Nash Managing director

COMPANY Xalles Limited

/s/ Thomas W. Nash
Thomas W. Nash President

EXHIBIT A

14.	PAYMENT OF PURCHASE PRICE

14.1	PAYMENT SCHEDULE.

Buyer and Seller agree that the Purchase Price shall be paid in three installments. Installment one shall be in the amount of 20,000,000 Buyer Shares and shall be paid at Closing. Installments two and three in the amount of 20,000,000 Buyer Shares per installment shall be paid to Seller based on Principal’s ability to drive Company’s performance in the 2008 and 2009 calendar years. The measure of performance shall be the achievement by the Company of minimum NIBT (as defined below) for years 2008 and 2009 as follows:

Buyer Shares	Year	Minimum NIBT
20,000,000	Upon Closing	N/A
20,000,000	2008	$1,000,000
20,000,000	2009	$1,600,000
60,000,000		$2,600,000 in total

Subject to Section 14.2 below, no shares will be issued for 2008 if Company earns less than $1,000,000 NIBT for 2008.No shares will be issued for 2009 if Company earns less than $1,600,000 NIBT for 2009.

14.2	MAKEUP PROVISIONS.

If Company has NIBT of less than $800,000 in 2008 then the 20,000,000 share issuance scheduled for 2008 will be forfeited completely. However, if Company has NIBT of $800,000 or more for 2008 and the Company’s NIBT for 2009 is greater than $1,600,000, then the 20,000,000 Buyer Shares for 2008 shall be issued to Seller if the Company’s NIBT for 2009 exceeds $1,600,000 by an amount that is equal to or greater than the amount by which $1,000,000 exceeds the Company’s NIBT for 2008.

If Company has NIBT of less than $1,280,000 in 2009 then the 20,000,000 share issuance scheduled for 2009 will be forfeited completely. However, if Company has NIBT of $1,280,000 or more for 2009 and the Company’s NIBT for 2008 is greater than $1,000,000, then the 20,000,000 Buyer Shares for 2009 shall be issued to Seller if the Company’s NIBT for 2008 exceeds $1,000,000 by an amount that is equal to or greater than the amount by which $1,600,000 exceeds the Company’s NIBT for 2009.

14.3	DEFINITIONS.

“NIBT” means, for any year, the Company’s net income before tax expense for such year, with “net income” and “tax expense” being calculated by Buyer in the Buyer’s reasonable discretion in accordance with U.S. generally accepted accounting principles.

“NIBT’ shall not include earnings derived from revenue from Buyer or revenue from any of its now existing or future subsidiaries except for those subsidiaries which, prior to being acquired by Buyer, had service contracts with the Company.

14.4	TIMING.

Shares available for issuance under this agreement shall be issued within ten business days of receipt by Buyer of a certified report from Buyer’s auditors identifying the NIBT for Company for the period in question.

Schedule 3.1.(c) - Foreign Corporation Qualification

Worldwide qualifications with Government registration in Ireland and the United States. Annual returns are filed in both countries.

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Schedule 3.1.(d)  - Subsidiaries

Not applicable

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Schedule 3.1.(d)  - Officers and Directors

Officers: Thomas W. Nash CEO
Corporate Secretary

Directors: Thomas W. Nash, Robert T.S. Nash

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Schedule 3.1.(f)  - Seller List

100% of issued shares in Xalles Limited are owned by Meridian Bay Limited.

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Schedule 3.3 - Violation, Conflict, Default

Not applicable.

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Schedule 3.4 - Financial Statements
Balance Sheets

	As of	As of	As of
	December 31, 2005	December 31, 2006	August 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)

ASSETS
Cash	3,580	24,560	234,782
Accounts receivable	161,384	1,654,251	478,432
Deposits	-	2,700	-
Total current assets	164,964	1,681,511	713,214
TOTAL ASSETS	164,964	1,681,511	713,214

LIABILITIES AND EQUITY
Liabilities
Accounts payable	284,686	917,212	604,311
Total current liabilities	284,686	917,212	604,311
Total Liabilities	284,686	917,212	604,311

Equity
Opening balance	3,580	3,580	3,580
Retained earnings	(123,303)	760,719	105,323
Distributions	-	(153,887)	(967,900)
Total Equity	(119,723)	764,299	108,903
TOTAL LIABILITIES AND EQUITY	164,964	1,681,511	713,214

Statements of Operation

	For the twelve	For the eight
	months ended	months ended
	December 31, 2006	August 31, 2007
	(Unaudited)	(Unaudited)

Revenue	$4,146,731	$2,187,286

CGS	2,815,323	1,677,726

Gross profit	1,331,408	509,560

Operating expenses	293,995	198,529

Total expenses	3,109,317	1,876,255

Operating profit	1,037,414	311,031

Other income	495	1,473

Net income before tax	$1,037,909	$312,504

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Schedule 3.5.(b) - Tax Returns (Exceptions to Representations)

No exceptions.

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Schedule 3.5.(c)  - Tax Audits

No exceptions or irregularities.

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Schedule 3.5.(d) - Consolidated Tax Returns

Not applicable.

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Schedule 3.5.(e) - Tax, Other

Not applicable.

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Schedule 3.6 - Accounts Receivable (Aged Schedule)

Accounts Receivable Aging

	Current	0 - 30 days	31 - 60 days	61 - 90 days	> 90 days	TOTAL

Total accounts receivable	238,832	239,600	-	-	-	$478,432

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Schedule 3.7 - Inventory Off Premises

None off premises.

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Schedule 3.8 - Certain Changes

We have entered into a commitment to lease office space in Shenzhen, China for a 1 year period starting September 1, 2007.

Acquisition of Xalles Limited Agreement Schedules

Schedule 3.9 - Off-Balance Sheet Liabilities

Accumulated AP to contractor Tracey Renaud for Period of April-August 2007 of approximately $180,000 USD and end of year performance bonuses to Tracey Renaud and Darlene Alvar that will total approximately $60,000 USD combined. Note that Disclosure Schedule 3.4 - Financial Statements includes an accrual in the amount of $228,323 for this item on the unaudited Balance Sheet as of August 31, 2007.

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Schedule 3.10 - Litigation Matters

Not applicable.

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Schedule 3.11.(a)  - Non-Compliance with Laws

Not applicable.

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Schedule 3.11.(a)(iii)  - Licenses and Permits

Not applicable.

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Schedule 3.11.(c) - Environmental Matters (Exceptions to Representations)

Not applicable.

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Schedule 3.12 - Liens

None.

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Schedule 3.12.(c) - Real Property

Not applicable.

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Schedule 3.13 - Insurance

Business Liability Insurance (The Hartford) Policy #42SBARR4474
Policy period June 30, 2007 - June 30, 2008
Includes coverage of people working in corporate rental location and business personal property ($26,900 limit), money and securities ($10,000 inside premises, $5,000 outside the premises), limited fungi, bacteria or virus coverage ($50,000)
No claims

Professional Liability Insurance (Continental Casualty Company) Policy#287045845
Policy period July 13, 2007 - July 13, 2008
No claims
Single limit of liability of $2,000,000

Acquisition of Xalles Limited Agreement Schedules

Schedule 3.14.(a) - Real Property Leases

Corporate rental residential property at 13659 Saint Johns Wood Place, Herndon, VA 20171 is rented for 1 year beginning July 1, 2007 at a rate of $2050/month not including utilities.

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Schedule 3.14.(b)  - Personal Property Leases

Not applicable.

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Schedule 3.14.(f)  - Collective Bargaining Agreements

Not applicable.

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Schedule 3.14.(g)  - Loan Agreements, etc.

Not applicable.

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Schedule 3.14.(h)  - Guarantees

Not applicable.

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Schedule 3.14.(k)  - Material Contracts

Not applicable.

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Schedule 3.15 - Employment Matters

Not applicable.

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Schedule 3.17 - Employment Compensation

Not applicable.

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Schedule 3.18  - Trade Rights

Xalles Limited™
The Business Navigation Specialists™

Non-registered trademarks used since 2002.

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Schedule 3.19.(a) - Major Customers

MasterCard International

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Schedule 3.19.(b)  - Major Suppliers

B2Gnow
Tracey Renaud

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Schedule 3.19.(c)  - Dealers and Distributors

Not applicable.

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Schedule 3.20  - Product Warranty, Warranty Expense and Liability Claims

Not applicable.

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Schedule 3.21 - Bank Accounts

Thomas Nash is signatory on all 5 accounts below:

AIB Bank
City Branch
67 Patrick Street/Paul Street
Cork, Ireland
Tel +353 (0) 21 427 0853
Fax +353 (0) 21 427 5446

Account Name: Xalles Limited
No 1 Euro deposit account XXXXXX - XXXX3001
No 2 Euro deposit account XXXXXX - XXXX3191

No 1 USD deposit account XXXX7281 (Principal)
No 2 USD deposit account XXXX7364 (Agent)

U.S. Bank
Pillsbury Center Office
EP-MN-1026
220 South 6th Street
Suite 220
Minneapolis, MN, 55402
Tel: 612-642-8000
Fax: 612-642-8030

ABA: 091000022
Account#: XXXX-XXXX7909

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Schedule 3.22.(a)  - Contracts with Affiliates

General marketing agreements (MoU’s) in place with the following:
Groupe HN (Paris, France)
Ghana Cyber Group

Acquisition of Xalles Limited Agreement Schedules

Schedule 3.22.(c)  - Obligations of and to Affiliates

Not applicable.

Acquisition of Xalles Limited Agreement Schedules